SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

The New York Stock Exchange
20 Barclay Street – 18th Floor
New York, NY 10286

***Via Facsimile # (212) 656 5893***

Re: Companhia Paranaense de Energia - COPEL– Dividend Distribution Ticker Symbol ELP

Dear Sir or Madam:

Please be advised that the Management of Companhia Paranaense de Energia - COPEL will approve at the Shareholders’ Meeting to be held on April 27, 2007 the distribution of dividends and interest on own capital. Following are the details:

Record Date: April 27, 2007
Ex Date: April 30, 2007
Payable Date: TBD

Dividends Rate: R$0.60617 per 1000 preferred shares – class “B”
Withholding Tax: none

Interest on Own Capital Rate: R$0.47204 per 1000 preferred shares – class “B”
Withholding Tax: 15%

Should you have any questions or require additional information, please do not hesitate to contact the undersigned.

Sincerely,
Ricardo Portugal Alves
Head of Market Relations

       CC: The Bank of New York
       Juliana Dager (212 571 3050)
       Esther Garcia (212 815 3500)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.